Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

25 October 2023

Immutep receives ~A$1.13 million R&D Tax Incentive

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), is pleased to announce that it has received a A$1,134,882 cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2022 fiscal year, mainly related to the Company’s TACTI-002 and TACTI-003 clinical study using its lead compound eftilagimod alpha (“efti” or “IMP321”), conducted in Australia.

This follows approval from AusIndustry of Immutep’s application for an Advance/Overseas Finding. Due to the Advance Finding, both Immutep’s Australian and overseas research and development activities related to the TACTI-002 and TACTI-003 Australian sites were eligible for the R&D Tax Incentive.

Immutep also receives the French CIR tax incentive through its subsidiary Immutep S.A.S in respect of expenditure incurred on eligible R&D activities conducted in the European Union.

Immutep will apply the non-dilutive funding towards furthering its current active clinical trial programs for its lead product candidate, efti. The expected cash reach of the Company extends into early calendar year 2026.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889